

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Martin D. McNulty, Jr.
Chief Executive Officer
Starboard Value Acquisition Corp.
777 Third Avenue, 18th Floor
New York, New York 10017

> **Re: Starboard Value Acquisition Corp.**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 14, 2021**
> **File No. 001-39496**

Dear Mr. McNulty:

We have reviewed your amended proxy statement and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Any reference to our prior comments refers to comments in our July 13, 2021 letter.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed on July 14, 2021

Notes to Consolidated Financial Statements - Cyxtera Technologies
Note 5. Revenue, page F-95

1. We note your revised disclosures to the unaudited interim period financial statement footnotes in response to prior comment 4 where you now disclose remaining performance obligations at December 31, 2020 of $869.3 million. However, we further note that the disclosures in the audited financial statement footnotes continues to reflect a materially different amount of $33.7 million. Please revise the audited financial statement footnotes to reflect the correct remaining performance obligations. Refer to ASC 606-10-50-13.

Martin D. McNulty, Jr.
Starboard Value Acquisition Corp.
July 15, 2021
Page 2

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Technology

cc: Alice Hsu